Exhibit (12)

ROPES & GRAY LLP ONE INTERNATIONAL PLACE BOSTON, MA 02110-2624 WWW.ROPESGRAY.COM

November 30, 2009

RS Large Cap Value VIP Series

RS Variable Products Trust

388 Market Street

San Francisco, CA 94111

RS Large Cap Alpha VIP Series

RS Variable Products Trust

388 Market Street

San Francisco, CA 94111

Ladies and Gentlemen:

We have acted as counsel in connection with the Agreement and Plan of Reorganization (the “Agreement”), attached as Appendix A to the Prospectus/Proxy Statement (the “Prospectus/Proxy”) dated October 22, 2009, by and between RS Variable Products Trust, a Massachusetts business trust (the “Trust”) on behalf of one of its series, RS Large Cap Alpha VIP Series (the “Acquiring Fund”), and on behalf of another one of its series, RS Large Cap Value VIP Series (the “Target Fund” and with Acquiring Fund the “Funds”). The Agreement describes a transaction (the “Reorganization”) to occur as of the date of this letter (the “Closing Date”), pursuant to which Acquiring Fund will acquire all of the assets of Target Fund as set forth in the Agreement in exchange for shares of beneficial interest in Acquiring Fund (the “Acquiring Fund Shares”) and the assumption of all of the liabilities of Target Fund by Acquiring Fund, following which the Acquiring Fund Shares received by Target Fund will be distributed by Target Fund to its shareholders in liquidation and termination of Target Fund. This opinion as to certain U.S. federal income tax consequences of the Reorganization is furnished to you pursuant to Section 8.5 of the Agreement. Capitalized terms not defined herein are used herein as defined in the Agreement.

Target Fund is a series of the Trust, which is registered under the Investment Company Act of 1940, as amended (the “1940 Act”), as an open-end management investment company. Shares of Target Fund are redeemable at net asset value at each shareholder’s option. Target Fund has elected to be a regulated investment company (“RIC”) for U.S. federal income tax purposes under Section 851 of the Internal Revenue Code of 1986, as amended (the “Code”).

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Acquiring Fund is also a series of the Trust. Acquiring Fund Shares are redeemable at net asset value at each shareholder’s option. Acquiring Fund has elected to be a RIC for U.S. federal income tax purposes under Section 851 of the Code.

Each of Target Fund and Acquiring Fund serves as a funding vehicle for variable annuity contracts and variable life insurance contracts (each, a “Contract”) offered by Guardian Insurance & Annuity Company, Inc. (“GIAC”). GIAC establishes separate accounts that in turn own shares of Target Fund or Acquiring Fund in order to fund GIAC’s obligations under Contracts that it has written. References herein to “shareholders” of Target Fund or Acquiring Fund are to the separate accounts (and other permitted shareholders) that own shares in Target Fund or Acquiring Fund, not to the Contract holders.

For purposes of this opinion, we have considered the Agreement, the Prospectus/Proxy, and such other items we as we have deemed necessary to render this opinion. In addition, the Trust on behalf of Target Fund and the Trust on behalf of Acquiring Fund has provided us with letters dated as of the date hereof (collectively, the “Representation Letters”), representing as to certain facts, occurrences and information upon which the Trust has indicated that we may rely in rendering this opinion (whether or not contained or reflected in the documents and items referred to above).

In reviewing the foregoing materials, we have assumed, with your permission, the authenticity of original documents, the accuracy of copies, the genuineness of signatures, the legal capacity of signatories, and the proper execution of documents. We have further assumed that (i) all parties to the Agreement and any other documents examined by us have acted, and will act, in accordance with the terms of such Agreement and documents, and that the Reorganization will be consummated pursuant to the terms and conditions set forth in the Agreement without the waiver or modification of any such terms and conditions; and (ii) all representations contained in the Agreement, as well as those representations contained in the Representation Letters, are true and complete.

Based on and subject to the foregoing and subject to the final paragraphs hereof, we are of the opinion that, although the matter is not free from doubt, for U.S. federal income tax purposes:

1.	The Reorganization will constitute a reorganization within the meaning of Section 368(a) of the Code, and Acquiring Fund and Target Fund each will be a “party to a reorganization” within the meaning of Section 368(b) of the Code;

2.	Under Section 1032 of the Code, no gain or loss will be recognized by Acquiring Fund upon the receipt of the assets transferred to Acquiring Fund pursuant to the Agreement in exchange for the Acquiring Fund Shares and the assumption by Acquiring Fund of all the liabilities of Target Fund;

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3.	Under Section 362(b) of the Code, Acquiring Fund’s tax basis in the assets that Acquiring Fund receives from Target Fund will be the same as Target Fund’s tax basis in such assets immediately prior to the transfer;

4.	Under Section 1223(2) of the Code, Acquiring Fund’s holding periods in the assets it receives from Target Fund will include Target Fund’s holding periods in those assets;

5.	Under Sections 361 and 357(a) of the Code, no gain or loss will be recognized by Target Fund upon the transfer of its assets to Acquiring Fund in exchange for the Acquiring Fund Shares and the assumption by Acquiring Fund of all the liabilities of Target Fund, or upon the distribution of the Acquiring Fund Shares by Target Fund to its shareholders in liquidation;

6.	Under Section 354 of the Code, no gain or loss will be recognized by the shareholders of Target Fund on the distribution of the Acquiring Fund Shares to them in exchange for their shares of Target Fund;

7.	Under Section 358 of the Code, the aggregate tax basis of Acquiring Fund Shares a Target Fund shareholder receives in the Reorganization will be the same as the aggregate tax basis of the shares in Target Fund that were exchanged therefor;

8.	Under Section 1223(1) of the Code, a Target Fund shareholder’s holding period for the Acquiring Fund Shares received pursuant to the Agreement will be determined by including the holding period for the shares in Target Fund that were exchanged for those Acquiring Fund Shares, provided that the shareholder held those shares in Target Fund as capital assets; and

9.	Acquiring Fund will succeed to and take into account the items of Target Fund described in Section 381(c) of the Code, subject to the conditions and limitations specified in Sections 381, 382, 383, and 384 of the Code and the Treasury Regulations under the Code.

We express no view with respect to the effect of the Reorganization on any transferred asset as to which any unrealized gain or loss is required to be recognized under federal income tax principles (i) at the end of a taxable year or (ii) on the termination or transfer thereof without reference to whether such a termination or transfer would otherwise be a taxable transaction.

In connection with this opinion, we call your attention to Revenue Ruling 87-76, 1987-2 C.B. 84, published by the Internal Revenue Service (“IRS”). In that ruling, the IRS held that the so-called “continuity of business enterprise” requirement necessary for tax-free reorganization treatment was not met in the case of an acquisition of an investment company that invested in corporate stocks and bonds by an investment company that invested in municipal bonds. Specifically, the IRS based its ruling on the conclusion that the business of investing in corporate stocks and bonds is not the same line of business as investing in municipal bonds. We believe

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that the IRS’s conclusion in this ruling has always been questionable. In addition, a series of private letter rulings issued in July 2005 and subsequent private letter rulings (that indicate the IRS’s view on these issues but on which, as a matter of law, we are not permitted to rely under Code Section 6110(k)(3)) suggest that the IRS’s position on this issue is evolving: in each of these rulings, the IRS relied upon historic business representations to conclude that the reorganization satisfied the continuity of business enterprise requirement. However, even if the IRS’s 1987 revenue ruling were a correct statement of law, the facts of this Transaction would be distinguishable from those in the ruling.

We believe that Acquiring Fund and Target Fund are both engaged in the same line of business: each is an open-end management investment company established as a funding vehicle for variable annuity and life insurance contracts that seeks capital appreciation as part of its investment objective by investing primarily in large-capitalization stocks of U.S. companies with value characteristics. After the Reorganization, Acquiring Fund will continue that line of business for the benefit of the shareholders of both Target Fund and Acquiring Fund. Although Acquiring Fund will dispose of securities formerly held by Target Fund, these dispositions will be fully consistent with Acquiring Fund’s investment objectives and strategies, including those objectives and strategies it shares with Target Fund, and all proceeds generated by such dispositions will be reinvested in a manner fully consistent with such policies. In these circumstances, we are of the opinion that Acquiring Fund will have continued the historic business of Target Fund for the benefit of, among others, the historic shareholders of Target Fund, indicating that the Reorganization satisfies the COBE requirement. However, because Revenue Ruling 87-76 is the only ruling on which taxpayers can rely (i.e., the only ruling that is not a private letter ruling) dealing specifically with the application of the COBE requirement to a reorganization involving investment companies, our opinion cannot be free from doubt.

No ruling has been or will be obtained from the IRS as to the subject matter of this opinion and there can be no assurance that the IRS or a court of law will concur with the opinion set forth above. Our opinion is based on the Code, Treasury Regulations, IRS rulings, judicial decisions, and other applicable authority, all as in effect on the date of this opinion. The legal authorities on which this opinion is based may be changed at any time. Any such changes may be retroactively applied and could modify the opinions expressed above.

Very truly yours,

/s/ Ropes & Gray LLP

Ropes & Gray LLP